CHAPMAN AND CUTLER LLP
                     111 WEST MONROE STREET
                    CHICAGO, ILLINOIS  60603



                        February 23, 2003



First Trust Portfolios, L.P.
1001 Warrenville Road
Lisle, Illinois  60532

JPMorgan Chase Bank
4 Chase MetroTech Center
3rd Floor
Brooklyn, New York  11245


     Re:                     FT 790

Gentlemen:

     We have acted as counsel for First Trust Portfolios, L.P., Depositor of FT 790 (the "Fund"), in connection with the issuance of units of fractional undivided interest in the Trust of said Fund (the "Trust"), under a Trust Agreement, dated February 23, 2003 (the "Indenture") between First Trust Portfolios, L.P., as Depositor, JPMorgan Chase Bank, as Trustee, and First Trust Advisors L.P., as Evaluator and Portfolio Supervisor.

     In this connection, we have examined the Registration Statement, the form of Prospectus proposed to be filed with the Securities and Exchange Commission, the Indenture and such other instruments and documents as we have deemed pertinent. The opinions expressed herein assume that the Trust will be administered, and investments by the Trust from proceeds of subsequent deposits, if any, will be made in accordance with the terms of the Indenture. For purposes of the following opinion and discussion, it is assumed that the Trust will hold (i) stock of domestic corporations (the "Stocks") and (ii) interests in qualified regulated investment companies ("RICs") under the Internal Revenue Code of 1986 (the "Code") (the "RIC Shares" and together with the Stocks, the "Securities"). For purposes of the following discussion and opinion it is assumed that each Stock is equity for Federal income tax purposes and each RIC Share is a share in an entity treated as a regulated investmentcompany for federal income tax purposes.

     We   have  not  independently  examined  the  assets  to  be
deposited in and held by the Trust.

     Based upon the foregoing and upon an investigation of such matters of law as we consider to be applicable, we are of the opinion that, under existing United States Federal income tax law:

      (i) The Trust is not an association taxable as a corporation for Federal income tax purposes, but will be governed by the provisions of subchapter J (relating to trusts) of chapter
1, of the Internal Revenue Code of 1986 (the "Code").

    (ii) Each Unit holder will be treated as the owner of a pro rata portion of each of the assets of a Trust under the Code in the proportion that the number of Units held by a Unit holder bears to the total number of Units outstanding. Under subpart E, subchapter J of Chapter 1 of the Code, income of the Trust will be treated as income of each Unit holder in the proportion described above; and an item of Trust income will have the same character in the hands of a Unit holder as it would have if the Unitholder directly owned the assets of the Trust. Each Unit holder will be considered to have received his or her pro rata share of income derived from each Trust asset when such income would be considered to be received by the Unitholder if the Unitholder directly owned the assets of the Trust.

   (iii) The price a Unit holder pays for his or her Units, generally including sales charges, is allocated among his or her pro rata portion of each Security held by a Trust (in proportion to the fair market values thereof on the valuation date closest to the date the Unit holder purchases his or her Units) in order to determine his or her tax basis for his or her pro rata portion of each Security held by a Trust. For Federal income tax purposes, a Unit holder's pro rata portion of distributions received by the Trust from the Securities, other than distributions which are properly designated as capital gains dividends or exempt-interest dividends paid on RIC Shares, are generally taxable as ordinary income to the extent of the corporation's current and accumulated "earnings and profits." A Unit holder's pro rata portion of dividends which exceeds such current and accumulated earnings and profits will first reduce a Unit holder's tax basis in such Security, and to the extent that such dividends exceed a Unit holder's tax basis in such Security, shall be treated as gain from the sale or exchange of property. However, it is important to note that pursuant to the recently enacted "Jobs and Growth Tax Relief Reconciliation Act of 2003" (the "Tax Act"), certain dividends with respect to the Stocks may qualify to be taxed at the same new rates that apply to net capital gain, provided certain holding period requirements are satisfied. These special rules relating to the taxation of dividends at capital gains rates generally apply to taxable years beginning after December 31, 2002 and beginning before January 1, 2009. Certain distributions on the RIC Shares may qualify as "capital gain dividends," taxable to shareholders (and, accordingly, to the Unit holders as owners of a pro rata portion of the RIC Shares) as long-term capital gain, regardless of how long a shareholder has owned such shares. Distributions of income and capital gains declared on RIC Shares in October, November, or December will be deemed to have been paid to the shareholders (and, accordingly, to the Unit holders as owners of a pro rata portion of the RIC Shares) on December 31 of the year they are declared, even when paid by the RIC during the following January.

    (iv) Gain or loss will be recognized to a Unit holder (subject to various nonrecognition provisions under the Code) upon redemption or sale of his or her Units, except to the extent an in kind distribution of Securities is received by such Unit holder from a Trust as discussed below. Such gain or loss is measured by comparing the proceeds of such redemption or sale with the adjusted basis of his or her Units. Before adjustment, such basis would normally be cost if the Unit holder had acquired his or her Units by purchase. However, any loss realized by a Unit holder with respect to the disposition of his or her pro rata portion of RIC Shares, to the extent such Unit holder has owned his or her Units for less than six months or a Trust has held the RIC Shares for less than six months, will be treated as long-term capital loss to the extent of the Unit holder's pro rata portion of any capital gain dividends received (or deemed to have been received) with respect to the RIC Shares.

     (v) If the Trustee disposes of a Trust asset (whether by sale, taxable exchange, liquidation, redemption, payment on maturity or otherwise), gain or loss will be recognized to the Unit holder (subject to various nonrecognition provisions under the Code and the amount thereof will be measured by comparing the Unit holder's aliquot share of the total proceeds from the transaction with the basis for his or her fractional interest in the asset disposed of. Such basis is ascertained by apportioning the tax basis for his or her Units (as of the date on which the Units were acquired) among each of the Trust's assets (as of the date on which the Units were acquired) ratably, according to their values as of the valuation date nearest the date on which he or she purchased such Units. A Unit holder's basis in his Units and of his fractional interest in each Trust asset must be reduced, but not below zero, by the Unit holder's pro rata portion of certain types of dividends.

If more than 50% of the value of the total assets of the RIC consist of stock or securities in foreign corporations, the RIC may elect to pass through to its shareholders the foreign income and similar taxes paid by the RIC in order to enable its share-holders to take a credit (or deduction) for foreign income taxes paid by the RIC. If this election is made, Unit holders of a Trust, because they are deemed to own a pro rata portion of the RIC Shares held by such Trust, as described above, must include in their gross income, for federal income tax purposes, both their portion of dividends received by such Trust from the RIC and also their portion of the amount which the RIC deems to be their portion of foreign income taxes paid with respect to, or withheld from, dividends, interest, or other income of the RIC from its foreign investments. Unit holders may then subtract from their federal income tax the amount of such taxes withheld, or else treat such foreign taxes as deductions from gross income; however as in the case of investors receiving income directly from foreign sources, the above described tax credit or deduction is subject to certain limitations.

    (vi) Under the Indenture, under certain circumstances, a Unit holder tendering Units for redemption may request an in kind distribution of Securities upon the redemption of Units or upon the termination of a Trust. As previously discussed, prior to the redemption of Units or the termination of a Trust, a Unit holder is considered as owning a pro rata portion of each of a Trust's assets. The receipt of an in kind distribution will result in a Unit holder receiving whole Securities and possibly cash. The potential Federal income tax consequences which may occur under an in kind distribution will depend upon whether or not a Unit holder receives cash in addition to Securities. A Unit holder will not recognize gain or loss if a Unit holder only receives Securities in exchange for his or her pro rata portion of the Securities held by a Trust. However, if a Unit holder also receives cash in exchange for a Trust asset or a fractional share of a Security held by a Trust, such Unit holder will generally recognize gain or loss based upon the difference between the amount of cash received by the Unit holder and his or her tax basis in such Trust asset or fractional share of a Security held by a Trust. The total amount of taxable gains (or losses) recognized upon such redemption will generally equal the sum of the gain (or loss) recognized under the rules described above by the redeeming Unit holder with respect to each Security owned by a Trust.

     A domestic corporation owning Units in the Trust may be eligible for the 70% dividends received deduction pursuant to
Section 243(a) of the Code with respect to such Unit holder's pro rata portion of certain types of dividends on Stock received by such Trust (to the extent such dividends are attributable to domestic corporations), subject to the limitations imposed by Sections 246 and 246A of the Code.

     To the extent dividends received by the Trust are attributable to foreign corporations, a corporation that owns Units will not be entitled to the dividends received deduction with respect to its pro rata portion of such dividends since the dividends received deduction is generally available only with respect to dividends paid by domestic corporations. Distributions from a Trust attributable to dividends received by a Trust from the RIC Shares will generally not be eligible for the dividends received deduction for corporations.

     Section 67 of the Code provides that certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unit holders may be required to treat some or all of the expenses of a Trust as miscellaneous itemized deductions subject to this limitation.

     A Unit holder will recognize taxable gain (or loss) when all or part of his or her pro rata interest in a Trust asset is either sold by the Trust or redeemed or when a Unitholder disposes of his or her Units in a taxable transaction in each case for an amount greater (or less) than his or her tax basis therefor in a taxable transaction, subject to various non recognition provisions of the Code.

     In addition it should be noted that capital gains can be recharacterized as ordinary income in the case of certain financial transactions that are "conversion transactions." (In addition, the Code treats certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts, or similar transactions) as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining the holding period.)

     It should be noted that payments to a Trust of dividends on Stocks that are attributable to foreign corporations may be subject to foreign withholding taxes and Unit holders should consult their tax advisers regarding the potential tax consequences relating to the payment of any such withholding taxes by a Trust. Any dividends withheld as a result thereof will nevertheless be treated as income to the Unit holders. Because under the grantor trust rules, an investor is deemed to have paid directly his share of foreign taxes that have been paid or accrued, if any, an investor may be entitled to a foreign tax credit or deduction for United States tax purposes with respect to such taxes. A required holding period is imposed for such credits.

     The scope of this opinion is expressly limited to the matters set forth herein, and, except as expressly set forth above, we express no opinion with respect to any other taxes, including foreign, state or local taxes, foreign investors, corporations, broker-dealers or collateral tax consequences with respect to the purchase, ownership and disposition of Units.

     We hereby consent to the filing of this opinion as an exhibit to the Registration Statement (File No. 333-110788) relating to the Units referred to above and to the use of our name and to the reference to our firm in said Registration Statement and in the related Prospectus.

                                  Very truly yours,


                                  CHAPMAN AND CUTLER LLP



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